SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BEAZER HOMES USA, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
Stock-Settled Stock Appreciation Rights
(Title of Classes of Securities)
07556Q105
(CUSIP Number of Class of Securities Underlying Options)

Kenneth F. Khoury, Esq.
Executive Vice President and General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(770) 829-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$320,536	$17.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock-settled stock appreciation rights to purchase 310,011 shares of common stock of Beazer Homes USA, Inc. having an aggregate value of $320,536 as of August 3, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17.89	Filing Party:	Beazer Homes USA, Inc.

Form or Registration No.:	005-44189	Date Filed:	August 4, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offers).

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offers).

Explanatory Note
     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 4, 2009, as previously amended on August 31, 2009 and September 3, 2009, relating to an offer by Beazer Homes USA, Inc., a Delaware corporation (“Beazer Homes”), to certain employees to exchange (the “Exchange Offer”) some or all of their outstanding stock options and/or stock-settled stock appreciation rights (“SSARs”), subject to the terms and conditions set forth in the Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as previously amended.
     This Amendment No. 3 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO, as previously amended, remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, as previously amended. All defined terms used in this Amendment No. 3 have the same meaning as in the Offer to Exchange.

Item 4.	Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 5:00 p.m., Eastern Time, on September 11, 2009. Pursuant to the Exchange Offer, 84 eligible stock options and SSARs, relating to an aggregate of 292,969 shares of Beazer Homes common stock, were tendered, representing approximately 94.5% of the total number of shares of common stock subject to stock options and SSARs eligible for exchange in the Exchange Offer. On September 14, 2009, Beazer Homes granted an aggregate of 90,405 shares of restricted stock in exchange for the eligible stock options and SSARs surrendered in the Exchange Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEAZER HOMES USA, INC.
Date: September 14, 2009	By:	/s/ Allan P. Merrill
		Name:	Allan P. Merrill
		Title:	Executive Vice President and Chief Financial Officer